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[SUNAMERICA LOGO]

VIA EDGAR AND ELECTRONIC MAIL

January 11, 2012

Mr. Jeffrey Foor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Separate Account ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Post-Effective Amendment to Registration Statement on Form N-4 File Nos. 333-172003 and 811-03859

Dear Mr. Foor:

         Thank you for your comments provided on December 21, 2011, regarding the Post-Effective Amendment to the Registration Statement on Form N-4 filed pursuant to Rule 485(a) on November 2, 2011 as referenced above. We have considered your comments and provided our responses below.

     1.  Highlights, page 4

              Comment -- Please prominently disclose that electing the optional living benefit will result in having to invest in accordance with investment requirements that may limit the upside potential of a contract owner's investment and that such restrictions may also reduce the likelihood that the contract owner may need to rely on the protection offered by these benefits.

                  Response -- The following disclosure has been added to the definition of "Optional Living Benefits" in the "Highlights" section of the prospectus:

                  "Electing an optional living benefit will require you to invest in accordance with certain Investment Requirements. PLEASE SEE OPTIONAL LIVING BENEFITS IN THE PROSPECTUS. Investing within these requirements may potentially limit the performance of your investment and may also reduce the likelihood that you will need to rely on the protection offered by these benefits."

     2.  Fee Table, page 5

              a. Comment -- Please disclose updated fund expenses as of December 31, 2011.

                  Response -- Because we will be filing a post-effective amendment in January, we will not have updated year-end fund expenses from all advisors. Therefore, we are unable to revise the fund expense range as of December 31, 2011 at the time of filing. We commit to filing an updated fund expense range in connection with our annual updates to the Registration Statement this April.

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              b. Comment -- Please explain whether the estimated expenses of the
              SunAmerica Dynamic Allocation Portfolio will be reflected in the range of fund expenses.

                  Response -- The estimated expenses of the SunAmerica Dynamic Allocation Portfolio are not expected to be the highest or lowest expenses in the range of fund expenses reflected in the fee table, and therefore, will be within the range of fund expenses currently listed in the Registration Statement.

     3.  Fee Table, Footnote 6, page 6

              Comment -- Explain to the Staff the impact of the adjustment from the value of the VIX to the average value of the VIX. Does it increase or decrease the fee? Is the change for prospective contracts only?

                  Response -- The adjustment from the value of the VIX to the average value of the VIX over a quarter may increase or decrease the fees for a particular policy owner, depending on the overall average value of the VIX over the contract quarter. However, we anticipate that using the average value of the VIX, as opposed to the value of the VIX on a given day, will provide a more equitable and predictable fee. The change to quarterly averaging will be applicable to prospectively issued contracts only.

     4.  Investment Options, page 11

              Comment -- You currently disclose that the insurance companies do not provide investment advice. Address that statement in light of the companies' involvement in providing the formula to the adviser.

                  Response -- The insurance companies are not acting as investment advisers. In developing the formula, the insurance companies created a model intended to estimate future volatility of the equity markets based on historical data. As described below, the formula provides a targeted equity exposure but does not dictate the types of investments to be made. The adviser, SunAmerica Asset Management Corp. ("SAAMCo" or the, "Adviser") will determine the allocation between the fund-of-funds component and the overlay component of the fund. All investment decisions in the fund-of-funds component will be made by the Adviser. The subadviser, AllianceBernstein L.P. (the "Subadviser") will make all investment decisions for the overlay component and has full discretion to choose in which instruments to invest the assets of the overlay component, subject to oversight by the Adviser.

                  The insurance companies do not have investment discretion. They do not act pursuant to a contractual agreement with the Adviser, and they receive no compensation for providing the formula. In fact, the insurance companies do not recommend any specific investments or securities. The role of the insurance companies is less involved than the role of consultants that commonly provide certain fund managers with asset allocation targets, but that are not deemed to be acting as investment advisers under the Investment Company Act of 1940 in that role.



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                  While the formula may be adjusted in the future, it is
                  expected to be changed rarely. The Adviser would review and consider any such proposed adjustments and determine whether to present the proposal to the Board of Trustees. Only after a change was approved by the Board, including a majority of the Independent Trustees, would a change to the formula be implemented.

     5.  SunAmerica Sereis Trust -- Class 3 Shares, page 12

              a. Comment -- The disclosure regarding the SunAmerica Dynamic Allocation Portfolio states that the "formula is provided by SAAMCo and developed by the Company." The Trust prospectus states that the insurance company provides the formula. Please reconcile the inconsistency.

                  Response -- The disclosure has been revised to state that the formula is "developed by the Company and provided by SAAMCo to the Subadviser."

              b. Comment -- The Trust prospectus discloses that the company can change the formula but the product prospectus does not state this. Please disclose the companies' ability to alter the formula.

                  Response -- The following disclosure has been added to the "SunAmerica Series Trust -- Class 3 Shares" section of the prospectus:

                  "The formula used by the Subadviser may change over time based on proposals by the Company. Any changes to the formula proposed by the Company will be implemented only if they are approved by the investment adviser and the Dynamic Allocation Portfolio's Board of Trustees, including a majority of the Independent Trustees."

              c. Comment -- Disclose the formula as well as its impact and goals

                  Response -- Disclosure of the actual formula is not helpful and may result in more confusion than clarity for an investor in understanding the mechanics of the overlay component. The formula is intended to provide guidance to the Subadviser with respect to allocation of the overlay component's investments among general asset categories. The Subadviser must exercise its own discretion as to how to invest the overlay component to adjust the Portfolio's net equity exposure. Furthermore, the formula consists of intellectual property developed by the insurance company, and is considered proprietary. In addition, disclosure may allow investors to arbitrage against it.

     6.  Secure Value Account, page 14, 16, 18, 25

              Comment - Add disclosure from page 14 to other discussions of the Secure Value Account stating that allocations to the Secure Value Account may not be moved from the Secure Value Account to a fixed account or Variable Portfolio.

                  Response -- The requested change has been made, to pages 16 and 18. The discussion of the Secure Value Account has been removed from page 25, as this section has been removed pursuant to our response to comment 8 below.



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     7.  Defined Terms, page 26

              Comment -- Please do not use the term investment requirements to define investment requirements.

                  Response -- The definition of Investment Requirements has been revised as follows:

                  "We will allocate a certain percentage of every Purchase Payment and Continuation Contribution, if any, to the Secure Value Account. The remaining amount of every Purchase Payment and Continuation Contribution, if any, must be allocated by you in accordance with the investment options outlined below."

     8.  Income Option Table, page 27

              a. Comment -- Please revise the table and related disclosure for clarity and explain the use of the terms "Dynamic Income Option" and "Custom Income Option."

                  Response -- The requested changes have been made and a sample of the revised table and disclosure we intend to use is attached hereto as Exhibit A. In addition, we have removed the references to "Dynamic Income Option" and "Custom Income Option" from the Registration Statement. We have replaced these references with "Income Option 1, 2, 3 and Income Option with Custom Allocation".

              b. Comment -- Please explain what it means to say "income option" as opposed to and distinguished from "annuity income option" used later in the prospectus.

                  Response -- "Income option" defines options used to take income from optional living benefits, whereas the "annuity income option" defines options used to take income upon annuitizing the contract.

     9.  Investment Requirements Table, page 28

              Comment - Why do you have an "Equity" heading for the funds in the second group when not all funds invest in equities, i.e. high yield bond.

                  Response -- We have added a footnote to the title "Equity" noting that not all funds in this classification have exposure to equity markets.

     We appreciate your assistance. If you have any questions or comments, please call me at 310-772-6545.

Very truly yours,

/s/ Manda Ghaferi
Manda Ghaferi
Assistant General Counsel

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                                                                       EXHIBIT A



------------------------------------------------------------------------------------------------------
                    NUMBER OF
                 COVERED PERSONS                    SUNAMERICA      SUNAMERICA      SUNAMERICA
               AND AGE OF YOUNGER                   INCOME PLUS     INCOME PLUS     INCOME PLUS
                 COVERED PERSON                       INCOME          INCOME          INCOME
              AT FIRST WITHDRAWAL*                   OPTION 1        OPTION 2        OPTION 3
------------------------------------------------------------------------------------------------------
 One Covered Person (Age 64 and Younger)            6.0% / 3.0%**   6.0% / 3.0%**  4.0%  /  4.0%
------------------------------------------------------------------------------------------------------
 One Covered Person (Age 65 and older)              6.0% / 4.0%     7.0% / 3.0%    5.25% / 5.25%
------------------------------------------------------------------------------------------------------
 Two Covered Persons (Age 64 and Younger)           5.5% / 3.0%***  5.5% / 3.0%*** 3.5%  /  3.5%
------------------------------------------------------------------------------------------------------
 Two Covered Person (Age 65 and Older)              5.5% / 4.0%     6.5% / 3.0%    4.75% / 4.75%
------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------
                                   SUNAMERICA
                     NUMBER OF                       INCOME PLUS
                  COVERED PERSONS                   INCOME OPTION
                AND AGE OF YOUNGER                       WITH
                  COVERED PERSON                        CUSTOM
               AT FIRST WITHDRAWAL*                   ALLOCATION
----------------------------------------------------------------------
 One Covered Person (Age 64 and Younger)             5.0% / 3.0%**
----------------------------------------------------------------------
 One Covered Person (Age 65 and older)               5.0% / 4.0%
----------------------------------------------------------------------
 Two Covered Persons (Age 64 and Younger)            4.5% / 3.0%***
----------------------------------------------------------------------
 Two Covered Person (Age 65 and Older)               4.5% / 4.0%
----------------------------------------------------------------------



----------------------------------------------------------------------
                     NUMBER OF
                  COVERED PERSONS
                AND AGE OF YOUNGER                    SUNAMERICA
                  COVERED PERSON                        INCOME
               AT FIRST WITHDRAWAL*                    BUILDER
----------------------------------------------------------------------
 One Covered Person (Age 64 and Younger)             4.0% / 4.0%**
----------------------------------------------------------------------
 One Covered Person (Age 65 and older)               5.0% / 5.0%
----------------------------------------------------------------------
 Two Covered Persons (Age 64 and Younger)            3.5% / 3.5%***
----------------------------------------------------------------------
 Two Covered Person (Age 65 and Older)               4.5% / 4.5%
----------------------------------------------------------------------


       The first percentage represents the Maximum Annual Withdrawal Percentage and the second percentage represents the Protected Income Payment Percentage for each of the options shown.

    * If there is One Covered Person but there are joint Owners, the Covered Person is the older Owner. If there are Two Covered Persons, the age at first withdrawal is based on the age of the younger of Two Covered Persons, if applicable.

   ** If One Covered Person is elected, the Protected Income Payment Percentage is 4.0% if the Income Base is increased to a new highest Anniversary Value on or after the Covered Person's 65th birthday.

   *** If Two Covered Persons are elected, the Protected Income Payment
       Percentage is 4.0% if the Income Base is increased to a new highest Anniversary Value on or after the younger Covered Person's 65th birthday.